SEC Mail Processing Section

JAN 22 2010

Washington, DC

[redacted]

10025960

UNI[illegible]
SECURITIES AND E[illegible]
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2008 (MM/DD/YY) AND ENDING November 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Energy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1612 Westgate Circle Suite 120
(No. and Street)

Brentwood (City) Tennessee (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Bennett 615-277-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Nothridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald E. Walblay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Energy Securities, Inc., as of November 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

JENNIFER H. DAVIS STATE OF TENNESSEE NOTARY PUBLIC WILLIAMSON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Energy Securities, Inc.:

We have audited the accompanying statement of financial condition of Energy Securities, Inc. (the Company) as of November 30, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy Securities, Inc. as of November 30, 2009, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Energy Securities, Inc.
Statement of Financial Condition
November 30, 2009

Assets

Cash	$	122,930
Commissions receivable		15,650
Receivable from related party		5,332
Deferred tax asset		7,300
Total assets	$	151,212

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	11,682
Payroll taxes payable		19,163
Total liabilities		30,845
Commitments and contingencies		

Stockholder's equity

Common stock, $1 par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		104,000
Retained earnings		6,367
Total stockholder's equity		120,367
Total liabilities and stockholder's equity	$	151,212

The accompanying notes are an integral part of these financial statements.

Energy Securities, Inc.
Statement of Income
For the Year Ended November 30, 2009

Revenues		
Commissions	$	490,700
Interest and other income		7,329
Total revenues		498,029
Expenses		
Employee compensation and benefits	$	356,639
Management fees		12,000
Non-compete agreement payment		14,000
Professional fees		87,828
Other operating expenses		5,262
Total expenses		475,729
Net income (loss) before income tax provision		22,300
Income tax provision		300
Net income (loss)	$	22,000

The accompanying notes are an integral part of these financial statements.

Energy Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended November 30, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficits)	Total
Balance at November 30, 2008	$ 10,000	$ 52,000	$ (15,633)	$ 46,367
Proceeds from paid-in capital	-	52,000	-	52,000
Net income (loss)	-	-	22,000	22,000
Balance at November 30, 2009	$ 10,000	$ 104,000	$ 6,367	$ 120,367

The accompanying notes are an integral part of these financial statements.

Energy Securities, Inc.
Statement of Cash Flows
For the Year Ended November 30, 2009

Cash flow from operating activities:		
Net income (loss)		$ 22,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commissions receivable	17,650	
Receivable from related party	(5,332)	
Prepaid expense	22,155	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(3,643)	
Due to related party	(36,080)	
Payroll taxes payable	9,031	
Total adjustments		3,781
Net cash provided by (used in) operating activities		25,781
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Proceeds from contribution of additional paid-in capital	52,000	
Net cash provided by (used in) financing activities		52,000
Net increase (decrease) in cash		77,781
Cash at beginning of year		45,149
Cash at end of year		$ 122,930
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

Supplemental disclosures of non-cash transactions:

During the year ended November 30, 2009, the Parent agreed to forego a total payment of $14,000 to a former shareholder under a Non-Compete Agreement. As a result, these costs are reflected as capital contribution. (See Note 3).

The accompanying notes are an integral part of these financial statements.

Energy Securities, Inc.
Notes to Financial Statements
November 30, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Energy Securities, Inc. (the "Company") was incorporated in the State of Illinois on July 6, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company provides brokerage and marketing services for limited partnerships engaged in crude oil and natural gas drilling programs in Eastern Kentucky. The limited partnerships are promoted by RyHolland Fielder, Inc ("RFI"), a corporation owned by the Company's sole shareholder.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

All commission income for the year ended November 30, 2008 was earned from two limited partnerships promoted by RFI. Commission income is recognized upon release of subscribed amounts from escrow.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: INCOME TAXES

The provision for income tax expense (benefit) comprises of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	300	-	300
Total income tax expense (benefit)	300	-	$ 300

The income tax provision indicated above consists of the Tennessee Franchise Tax Board minimum tax of $300. The Company has available at November 30, 2009, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $11,279. The net operating loss begins to expire in the year 2029.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: NON-COMPETE AGREEMENT

The Company had a Non-Compete Agreement with a former shareholder relative to which the Company agreed to pay this former shareholder a minimum annual agreed-upon amount of $42,000. The Company's remaining sole shareholder has guaranteed all payments under this agreement. During the year ended November 30, 2009, the remaining shareholder agreed to forego a $14,000 reimbursement, and instead, elected to reflect these costs as a capital contribution.

Note 4: RELATED PARTY TRANSACTIONS

The Company has entered into a written agreement with RFI to share office space, personnel, and various other operating expenses in the ordinary course of its business. Under this agreement, the Company is charged a share of the expenses paid by RFI in proportion to the benefits derived by the entity. For the year ended November 31, 2009, the Company incurred a total cost of $12,000 to RFI. These costs are reflected as management fees on the Statement of Income. As of December 31, 2008, the accompanying statement of financial condition reflects a balance of $5,332 due from RFI.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended November 30, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending November 30, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After December 15, 2008
SFAS 141(R)	Business Combinations	After December 15, 2008
SFAS 157	Fair Value Measurements	After December 15, 2007
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After December 15, 2007
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2009, the Company had net capital of $92,085 which was $87,085 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($30,845) to net capital was 0.33 to 1, which is less than the 15 to 1 maximum allowed.

Energy Securities, Inc.
Notes to Financial Statements
November 30, 2009

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $885 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 91,200
Adjustments:		
Retained earnings	$ 885	
Total adjustments		885
Net capital per audited statements		$ 92,085

Energy Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2009

Computation of net capital		
Common stock	$ 10,000	
Additional paid-in capital	104,000	
Retained earnings	6,367	
Total stockholder's equity		$ 120,367
Less: Non-allowable assets		
Commissions receivable	(15,650)	
Receivable from related party	(5,332)	
Deferred tax asset	(7,300)	
Total non-allowable assets		(28,282)
Net capital		92,085
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 of net aggregate indebtedness	$ 2,056	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 87,085
Ratio of aggregate indebtedness to net capital	0.33 : 1	

There was a difference of $885 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated November 30, 2009. See Note 9.

Energy Securities, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of November 30, 2009

A computation of reserve requirements is not applicable to Energy Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Energy Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of November 30, 2009

Information relating to possession or control requirements is not applicable to Energy Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Energy Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended November 30, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Energy Securities, Inc.:

In planning and performing our audit of the financial statements of Energy Securities, Inc. (the Company), as of and for the year ended November 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2010

Energy Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended November 30, 2009